EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

June 28, 2006	TSX Venture Exchange: EMR OTC Bulletin Board: EGMCF U.S. 20-F Registration: 000-51411 Frankfurt Stock Exchange: EML

EMGOLD MINING REPORTS ON ANNUAL GENERAL MEETING AND THE APPOINTMENT OF TWO NEW INDEPENDENT DIRECTORS

Emgold Mining Corporation (EMR – TSX Venture) (the “Company” or “Emgold”) is pleased to announce the results of its Annual General Meeting held in Vancouver on June 22, 2006. All resolutions proposed were passed.  Included in the resolutions passed were the election of six directors to the Board including two new independent members.  The Board of Directors elected for the coming year are: Sargent H. Berner, John King Burns, Robin A. W. Elliott, Joel D. Schneyer, William J. Witte and Kenneth R. Yurichuk.  Mr. Elliott and Mr. Yurichuk are newly elected members to the Company’s Board of Directors.  We wish to thank Mr. Frank A. Lang and Mr. Ross Guenther for their many years of dedication and commitment to the Company as they step down as members of the Board of Directors.

Following the completion of the formal proceedings of the meeting, a presentation was given outlining the activities of the past fiscal year and the outlook for the coming year.  These include further exploration, permitting and feasibility work on the Idaho-Maryland Mine in Grass Valley, California and the commercialization of the Ceramext™ technology which produces high quality ceramic building materials from a wide range of waste materials.  The presentation is available for viewing on the Company’s web site at www.emgold.com.

Emgold would like to welcome Mr. Kenneth R. Yurichuk, CA to the Company’s Board of Directors.  Mr. Yurichuk is a Chartered Accountant and senior partner in the public accounting firm Bobot & Yurichuk LLP, Chartered Accountants, Toronto.  Mr. Yurichuk has been in public practice for over 30 years and has served as both director and officer of private and publicly-traded corporations involved in a wide range of businesses including mining, real estate development, investment and manufacturing.  In addition Mr. Yurichuk is a director of Mavrix Fund Management Inc. and served as a director and officer of the General Partners for several Contrarian Resource Fund Limited Partnerships and Mavrix Fund Limited Partnerships.  Mr. Yurichuk holds a B.Com degree as well as the CA designation.

Emgold would also like to welcome Robin A. W. Elliott, FCA to the Company’s Board of Directors.  Mr. Elliott is a Senior Partner at Manning Elliott LLP, Chartered Accountants and has been with the firm since 1975.  Mr. Elliott has more than thirty years of accounting experience, primarily with small to medium-sized, owner-managed businesses and family holding and investment companies.  Over the years, he has been on several committees related to the Institute of Chartered Accountants of British Columbia, including the Discipline Tribunal, Professional

Liability Task Force, FCA Nominating, Regulatory Policy, Professional Development, and is a past President (2003) of the Institute.  He is currently a member of a National Committee for professional liability insurance and was elected a Fellow in 1991.  He is also a member of the Trust and Estate Practitioners Society, the Canadian Tax Foundation and the Institute of Corporate Directors (and is on the executive of the BC chapter).  Mr. Elliott has completed the Simon Fraser Public Companies course and is a director of several private companies and charitable organizations.  He received his Chartered Accountant designation in 1969, and holds a Bachelor of Commerce degree from the University of British Columbia (1965).

The senior management of Emgold looks forward to drawing on Mr. Yurichuk and Mr. Elliott’s  respective areas of expertise as the process of bringing the Idaho-Maryland Gold Mine into production and commercializing the Ceramext™ technology which, converts mine and other waste materials to high quality ceramic building materials are advanced to successful commercial operations.

Subsequent to the Annual General Meeting, the Board of Directors met and appointed the following officers President and CEO, William J. Witte, P.Eng.; Chief Financial Officer and Corporate Secretary, Ms. Shannon Ross, CA; Vice President, Project Development, Ian Chang, P.Eng.; Vice President, Operations, David Watkinson, P.Eng. and Vice President, Engineering and Construction, David Sinitsin, P.Eng.

John King Burns was appointed Chairman of the Board of Directors (non-executive).  Board Committees were appointed and include the Audit Committee (Mr. Robin Elliott, Chair), Corporate Governance and Compensation (Mr. Sargent Berner, Chair), and the Environmental Health and Safety Committee (Mr. William J. Witte, Chair).

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and Golden Bear Ceramics Company and the Ceramext™ Process, please visit www.emgold.com or www.sedar.com.

On Behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.